

Mail Stop 4561

January 21, 2009

By U.S. Mail and Facsimile to: (956) 726-6618

Dennis E. Nixon
President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042-1359

>   **Re: International Bancshares Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2008**
>   **File No. 000-09439**

Dear Mr. Nixon:

We have reviewed your response filed with the Commission on January 9, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Incentives, page 12 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 1 in our letter dated December 29, 2008. Please confirm that no awards have or will be made to any of the company's named executive officers pursuant to the 2006 Executive Incentive Compensation

Plan for services performed in 2008. In the alternative, please disclose in future filings the specific performance targets used to determine awards made under the plan or provide us an analysis as to why it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

2.   We note your response to comment 2 in our letter dated December 29, 2008. Please confirm that no awards have or will be made to any of the company's named executive officers pursuant to the 2006 Executive Incentive Compensation Plan for services performed in 2008. In the alternative, please disclose in future filings how the performance-based financial measures are calculated from the company's audited financial statements and the reasons for any adjustments made by the committee in determining compensation in the relevant periods.

Item 15. Exhibits, Financial Statement Schedules

3.   We note your response to comment 4 in our letter dated December 29, 2008. Please confirm that there will be no performance under the plan after the filing of the company's next annual report on Form 10-K. Refer to Item 601(b)(10)(i) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel